 Exhibit 99.13

The following is the consolidated estimated (projected) results of operations of the Company’s 2016 fiscal year as presented to Chaffe and Associates for the valuation of the Company’s common stock. The information disclosed below is in a summarized and consolidated format that is similar to the format in which the Company reports financial information to the public and its shareholders.

Actual results may differ from those provided in the projections as they are subject to various conditions and may not occur. Even if these events do occur, the ultimate results may differ substantially.

Champion Industries, Inc. and Subsidiaries
Projected Consolidated Statements of Operations

Projections for the Year Ended October 31, 2016 (1)

Revenues	$65,066,631

Cost of sales	49,354,537

Gross profit	15,712,094

Selling, general and administrative expenses	14,723,000

Income from operations	989,094

Other income (expenses)	(566,000)

Income before income taxes	423,094
Income tax benefit (2)	857,691

Net income	$1,280,785

(1) These projections were based on historical performance and trends for each of the Company's operating divisions with adjustments made for known and unknown events that the Company expects to occur in 2016. The Company or its management give no assurance that these results will materialize.

(2) At the time completed, this was the estimated net result of reversing the valuation allowance the Company carries against its net deferred tax assets. This assumption is based on a profitable fiscal 2016 that would indicate the ability to generate sufficient future income to utilize such tax assets. Actual results and tax valuation allowance reversals could differ significantly.